November 7, 2019

Grant E. Pickering
President and Chief Executive Officer
SutroVax, Inc.
353 Hatch Drive
Foster City, California 94404

       Re: SutroVax, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 11, 2019
           CIK No. 0001649094

Dear Mr. Pickering:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise your statement here and elsewhere in the prospectus that SVX-24 has the potential to become the "standard of care." This statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.
Our Pipeline, page 3

2. Please remove your statement that you believe that your preclinical study results may be predictive of clinical trial results based on your use of the same rabbit model used to develop each of the PCVs approved to date. It is not appropriate to imply that success in
 Grant E. Pickering
SutroVax, Inc.
November 7, 2019
Page 2
         animal models may result in success in humans.
3. Please expand to state whether you have received any feedback from the FDA as to whether they would accept your intended approach of seeking regulatory approval based on a demonstration of non-inferiority to the standard of care rather than on clinical field efficacy studies.
Our Strategy, page 4

4. We note your disclosure that your strategy is to "rapidly advance" SVX-24 through IND-
         enabling activities, clinical development and regulatory approval. Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Risk Factors Summary, page 5

5. We note several statements in the prospectus, including in a risk factor, regarding pursuing a streamlined approach to regulatory approval of your vaccines based on how other vaccines have obtained regulatory approval. Please add a risk factor to this section to make it clear that there can be no assurance that your intended approach will be sufficient for regulatory approval or that regulators will not require field efficacy trials or longer trials with more participants than you currently anticipate. Implications of Being an Emerging Growth Company, page 7

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 66

7. We note your disclosure that you intend to use a portion of the proceeds to fund the clinical and ongoing development of your vaccine candidates. Please specifically disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of these candidates.
Business
FirstName for Current PCVs, page 102
DrawbacksLastNameGrant E. Pickering
Comapany NameSutroVax, Inc. under the charts in Figure 4 and Figure 5 on page 103 more
8.   Please make the disclosure
     legible.
November 7, 2019 Page 2
FirstName LastName
 Grant E. Pickering
FirstName Inc.
SutroVax, LastNameGrant E. Pickering
Comapany 7, 2019
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Intellectual Property, page 118

9. Please specify to which of your product candidates your pending and current patents relate.
Amended and Restated Agreement with Sutro Biopharma, page 119

10. We note your disclosure that royalties are payable until the later of the expiration of the last valid claim in the licensed patents or 10 years after the first commercial sale. Please specify when the licensed patents are expected to expire.
University of California, San Diego License Agreement, page 120

11. We note your disclosure that royalties are payable until expiration of the last licensed patent. Please specify when the current last licensed patent is expected to expire.
Principal Stockholders, page 156

12. We note your disclosure regarding certain individuals who share or may be deemed to share investment and dispositive power over the shares held by certain entities. It is not clear whether those are the sole individuals who have voting and investment control. In that regard, please revise your disclosure to identify all of the natural person or persons who have voting and investment control of the shares held by Abingworth
         Bioventures VI, LP, Longitude Venture Partners II, L.P., and TPG Growth IV Switcheroo,
         L.P.
Description of Capital Stock, page 158

13. We note that you refer shareholders to, in part, the relevant provisions of the Delaware
         General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
General

14. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
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FirstName Inc.
SutroVax, LastNameGrant E. Pickering
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November NameSutroVax, Inc.
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FirstName LastName
       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Robert W. Phillips, Esq.